Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports second quarter results

Saskatoon, Saskatchewan, Canada, July 25, 2019 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2019 in accordance with International Financial Reporting Standards (IFRS).

“Our results reflect the outlook we provided for 2019 and the normal quarterly variations in contract deliveries, which are weighted to the second half of the year,” said Tim Gitzel, Cameco’s president and CEO.

“On a broader note, as we announced on July 13, 2019, we are pleased that the arbitration tribunal ruled in our favour in the contract dispute we had with Tokyo Electric Power Company Holdings, Inc. (TEPCO), agreeing that TEPCO did not have the right to terminate its uranium supply contract. While we are disappointed with the damages of $40.3 million (US) awarded, remember, we had removed this contract from our financial outlook. So overall the outcome is positive.

“The other item I’d like to highlight, was the decision by the President of the United States not to impose new trade restrictions on imports of foreign uranium into the US under Section 232 of the Trade Expansion Act. In addition, he announced the establishment of a United States Nuclear Fuel Working Group to further analyze the state of US nuclear fuel production and report back within 90 days. We are pleased with the decision and will support the efforts of this working group in any way we can. As a commercial supplier of uranium for zero-carbon energy generation, with idle production capacity in the US, we want to see this industry succeed.

“So there is some progress being made on the issues creating uncertainty for market participants. However, make no mistake, there is still a long way to go before we decide to restart McArthur River/Key Lake. We can’t lose sight of the fact that while we have a true value strategy, there are still others in our industry who lack conviction, experience, or are still over-producing their committed sales volumes and using the spot market for surplus disposal.

“Despite this, we will continue to execute on our strategy to add long-term value, doing what we said we would do.

“Long-term fundamentals reflect a growing demand story and a market where the uranium price needs to transition. Currently, the uranium price reflects surplus disposal in the spot market, and is dragging down the long-term price. Today, there are about 50 reactors under construction, and there is growing recognition of the role nuclear power must play in ensuring safe, reliable, and affordable zero-carbon electricity generation. The long-term price will eventually need to transition to one that will incent existing tier-one production to restart and ramp up to full capacity to satisfy that growing demand, with the spot price then reflecting a discount to the long-term price.”

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Net loss of $23 million; adjusted net loss of $18 million: Results are as expected, driven by normal quarterly variations in contract deliveries and in accordance with our 2019 outlook. Adjusted net earnings is a non-IFRS measure, see page 3.

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Updated outlook for 2019: We have updated the outlook provided for 2019 consolidated revenue and tax expense, uranium sales volume and revenue, uranium purchase volume, fuel services sales volume and revenue, and the average unit cost of sales (including depreciation and amortization) for fuel services. See Outlook for 2019 in our second quarter MD&A.

•	Series D debenture: The $500 million debenture will be retired at maturity in September 2019.

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Tepco contract dispute: The arbitration tribunal agreed that TEPCO did not have the right to terminate the contract and awarded Cameco Inc. $40.3 million (US) for damages. In addition, Cameco Inc. is entitled to costs, expenses and pre-award interest that we calculate to be about $5 million (US). We expect to record these amounts in our 2019 third quarter financial results.

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Port Hope conversion facility collective agreement: A new collective agreement with unionized employees at our Port Hope conversion facility has been reached. The new agreement expires on July 1, 2022.

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McArthur River/Key Lake collective agreement: A new collective agreement with unionized employees at our McArthur River/Key Lake operation has been reached. The new agreement expires on December 31, 2022.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2019	2018	CHANGE	2019	2018	CHANGE
Revenue	388	333	17%	685	773	(11)%
Gross profit	42	26	62%	59	94	(37)%
Net losses attributable to equity holders	(23)	(76)	70%	(41)	(22)	(86)%
$ per common share (basic)	(0.06)	(0.19)	68%	(0.10)	(0.05)	(100)%
$ per common share (diluted)	(0.06)	(0.19)	68%	(0.10)	(0.05)	(100)%
Adjusted net losses (non-IFRS, see page 3)	(18)	(28)	36%	(51)	(6)	>(100%)
$ per common share (adjusted and diluted)	(0.04)	(0.07)	43%	(0.13)	(0.01)	>(100%)
Cash provided by (used in) operations (after working capital changes)	(59)	57	>(100%)	21	332	(94)%

The financial information presented for the three months and six months ended June 30, 2018 and June 30, 2019 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the second quarter and first six months of 2019, compared to the same period in 2018.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2018	(76)	(28)	(22)	(6)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher (lower) sales volume	5	5	(4)	(4)
	Lower realized prices ($US)	(16)	(16)	(98)	(98)
	Foreign exchange impact on realized prices	12	12	25	25
	Lower costs	2	2	—	—

	Change – uranium	3	3	(77)	(77)

Fuel services	Higher sales volume	9	9	11	11
	Lower realized prices ($Cdn)	(23)	(23)	(19)	(19)
	Lower costs	16	16	18	18

	Change – fuel services	2	2	10	10

	Lower administration expenditures	1	1	—	—
	Lower exploration expenditures	1	1	5	5
	Change in reclamation provisions	20	—	19	—
	Higher earnings from equity-accounted investee	9	9	21	21
	Change in gains or losses on derivatives	41	4	88	6
	Change in foreign exchange gains or losses	(19)	(19)	(34)	(34)
	Gain on restructuring of JV Inkai in 2018	—	—	(49)	—
	Gain on customer contract restructuring in 2018	—	—	(6)	(6)
	Change in income tax recovery or expense	(14)	—	(21)	5
	Other	9	9	25	25

	Net losses – 2019	(23)	(18)	(41)	(51)

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2019 and compares it to the same periods in 2018.

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
($ MILLIONS)	2019	2018	2019	2018
Net losses attributable to equity holders	(23)	(76)	(41)	(22)

Adjustments
Adjustments on derivatives	(17)	20	(40)	42
Reclamation provision adjustments	24	44	26	45
Gain on restructuring of JV Inkai	—	—	—	(49)
Income taxes on adjustments	(2)	(16)	4	(22)

Adjusted net losses	(18)	(28)	(51)	(6)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

			THREE MONTHS			SIX MONTHS
			ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS			2019	2018	CHANGE	2019	2018	CHANGE
Uranium	Production volume (million lbs)		2.5	2.9	(14)%	5.0	5.3	(6)%
	Sales volume (million lbs)		6.6	5.3	25%	11.5	11.9	(3)%
	Average realized price	($US/lb)	33.07	34.93	(5)%	32.64	39.38	(17)%
		($Cdn/lb)	44.31	44.91	(1)%	43.67	50.04	(13)%
	Revenue ($ millions)		293	237	24%	500	596	(16)%
	Gross profit ($ millions)		23	20	15%	20	98	(80)%
Fuel services	Production volume (million kgU)		3.9	2.3	70%	7.7	6.2	24%
	Sales volume (million kgU)		3.2	2.1	52%	6.2	4.5	38%
	Average realized price	($Cdn/kgU)	25.37	32.63	(22)%	26.29	29.40	(11)%
	Revenue ($ millions)		80	68	18%	163	133	23%
	Gross profit ($ millions)		19	17	12%	40	30	33%

Management’s discussion and analysis and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2019, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2018, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectation that contract deliveries are weighted to the second half of the year; our statement that we will support the efforts of the United States Nuclear Fuel Working Group announced by the President of the United States; our belief that progress is being made on the issues in the uranium industry creating uncertainty for market participants; our expectations regarding the likely timing for restarting McArthur River/Key Lake; our belief that other industry participants are over-producing their committed sales volumes; our statement that we will continue to execute on our strategy to add long-term value, our views regarding future uranium demand and uranium prices (including future uranium spot market prices), and the role that nuclear power will play in providing electricity; the retirement of our Series D debentures; our intention to reflect the award in our TEPCO contract dispute in our 2019 third quarter financial results; and the expected dates for the announcement of future financial results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; a major accident at a nuclear power plant; the risk that our views on uranium demand and supply, and growth in support for nuclear power prove to be inaccurate; unexpected changes in our production, purchases, sales, costs, deliveries, and government regulations or policies; trade restrictions; taxes and currency exchange rates; the risk of litigation or arbitration claims against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts may prove to be incorrect; the risk that our ability to participate in the United States Nuclear Fuel Working Group may be limited, or that the report of that working group may have implications that are adverse to us; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in support for nuclear, and prices; our production, purchases, sales, deliveries, and costs; taxes and currency exchange rates; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; the extent of our involvement in, and outcome of the report of the United States Nuclear Fuel Working Group; and our ability to announce our future financial results when expected.

Please also review the discussion in our most recent annual and quarterly MD&A and our most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Thursday, July 25, 2019, at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, August 25, 2019, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 3404)

2019 quarterly report release dates

We plan to announce our third quarter consolidated financial and operating results before markets open on November 1, 2019. The date for the announcement of our fourth quarter and 2019 consolidated financial and operating results will be provided in our 2019 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries: Leah Hipperson 306-385-5524 Media inquiries: Carey Hyndman 306-956-6317